

Zao Wou-Ki (1921–2013)

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After reviewing over 150 other examples, Masterworks opportunistically acquired the Painting at auction at an attractive price - offering it to our investors for approximately 14% less than our internal, pre-sourcing valuation.

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Initial Offering Price

$835,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

15.4%

Sharpe Ratio (1984-2021)	watch video
Zao Wou-Ki	▲1.28
All Art	0.28
S&P 500	0.56

74% Progress

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WHY WE LIKE THIS PAINTING

- Executed in 1970, the Painting was created during the tail-end of the artist's keystone "Hurricane Period," which began in 1959 and concluded around 1972.
- In 2021, Zao Wou-Ki's auction turnover reached over $170 million dollars ranking him 11th among all artists worldwide. The artist's top ten auction sales have all been achieved since January 1, 2017.
- Our acquisitions team has reviewed 150 examples of work by Zao Wou-Ki from around the world, some of which are priced in excess of $3 million. Of these 150 works, this is the sixth one we have selected to be offered on the Masterworks platform.
- The Painting's central brushwork appears to intersect and spread, becoming more hazy and atmospheric towards the edges of the composition, possibly referencing the misty mountainous landscapes of traditional Chinese ink painting, seen in the work of masters like Dong Yuan.
- As of January 23, 2023, examples similar in period, scale, and composition to the Painting have sold at auction within the past year achieving prices in excess of $1 million. These recent works include: *14.10.69* (1969) which sold for $1,509,831 in December 2022, *20.2.76* (1976), which sold for $1,265,201 in August 2022, and *6.11.72* (1972), which sold for $1,253,507 in July 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$158,129,017	373

ZAO
WOU-KI

b. 1921, CHINA – d. 2013, SWITZERLAND

Oil on canvas | 24 × 29 in. (61 × 74 cm.)

Zao Wou-Ki was a pioneering artist known for his abstract paintings that blended Eastern and Western aesthetics.



$835,000

INITIAL OFFERING

15.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

31.7%

ANNUAL APPRECIATION OF RECORD PRICES[4]

The Painting is a characteristic example of Zao Wou-Ki's innovative experimentation and synthesis of Chinese and Western artistic traditions. Executed in 1970, the Painting was created during the tail-end of the artist's seminal "Hurricane Period," which began in 1959 and concluded around 1972. In the early 1970s, following the death of his second wife, Zao Wou-Ki returned to his native China and reconnected with traditional Chinese landscape painting, which prompted a stylistic shift. The Painting employs stylistic elements from the "Hurricane" period, such as the active brushwork and tripartite composition, but also exhibits a softer palette and areas of blended colors, an evolution that would continue in his works of the mid 1970s. The Painting's central brushwork appears to intersect and spread, becoming more hazy and atmospheric towards the edges of the composition, possibly referencing the misty mountainous landscapes of traditional Chinese ink painting, seen in the work of masters like Dong Yuan. The angled trisection of the Painting, which is a characteristic component of "Hurricane" works, not only evokes an abstract landscape, but also emphasizes the empty space at the top and bottom of the composition — reminiscent of "liubai" (meaning 'to leave blank'), an important concept and aesthetic of Chinese ink painting. As of January 25, 2023, examples similar in period, scale, and composition to the Painting have sold at auction within the past year achieving prices in excess of $1 million. These recent works include: *14.10.69* (1969), which sold for HKD 11,745,000 ($1,509,831) at Phillips, Hong Kong, on December 1, 2022, *20.2.76* (1976), which falls outside the *Hurricane Period*, and sold for ¥8,625,000 ($1,265,201) at Xiling Yinshe Auction in Hangzhou, China on August 20, 2022, and *6.11.72* (1972), which sold for HKD 9,840,000 ($1,253,507) at Poly Auction in Hong Kong on July 12, 2022. The Painting's period, composition, and execution make it a commercial and desirable work by Zao Wou-Ki.

Zao Wou-Ki, like many of his Western contemporaries, became immersed in abstraction during the 1950s, however, the artist's approach was distinct in that he found many influences for his abstractions in Traditional Chinese painting. In 1959, the Kootz Gallery in New York City became the first venue to hold a solo exhibition of the artist's abstract canvases in the United States and established his presence in

AS OF JANUARY 25, 2023, ALL OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED SINCE JANUARY 1, 2017, LED BY *JUIN-OCTOBRE 1985* (1985), WHICH SOLD ON SEPTEMBER 30, 2018 FOR HK$510,371,000 (US$65,204,488), FOLLOWED BY *29.09.64* (1964), WHICH SOLD ON MAY 26, 2022 FOR HKD$278,000,000 ($35,414,698), AND *04.01.79* (1979), WHICH SOLD ON DECEMBER 4, 2020 FOR CN¥174,800,000 (US$26,762,229).

the Post-War movement alongside other painters it represented, such as Pierre Soulages, Hans Hoffmann and Robert Motherwell. Over the next decade, Zao's career continued to advance. In 1968, Zao was featured in the exhibition, "Painting in France 1900-1967," which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts. The following year, Zao was honored with a retrospective at the Musée d'Art Contemporain de Montréal and the Musée du Québec. The early 1970s proved to be tumultuous for the artist: after the suicide of his second wife in 1972, he returned to China and visited his family for the first time since 1948. Though he had spent a significant portion of his professional career in Europe, Zao Wou-Ki was a leading artistic figure in both the East and West. In his lifetime, Zao was granted numerous exhibitions and retrospectives, including at the Grand Palais and the Bibliothèque Nationale de France in Paris, the Taipei Fine Arts Museum, the Hong Kong Museum of Art and the National Art Museum of China in Beijing, among others. Widely collected in China, Europe and the United States, the artist's market is globally diverse, and as of January 25, 2023, all of the artist's top ten auction records have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold on September 30, 2018 for HK$510,371,000 (US$65,204,488), followed by *29.09.64* (1964), which sold on May 26, 2022 for HKD$278,000,000 ($35,414,698), and *04.01.79* (1979), which sold on December 4, 2020 for CN¥174,800,000 (US$26,762,229).

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Zao Wou-Ki (b. 1921, Beijing, China – d. 2013, Nyon, Switzerland) was a pioneering artist known for his abstract paintings that blended Eastern and Western aesthetics. He was born as T'chao Wou-ki to the T'chao family and raised in Nantung, a town north of Shanghai in the Jiangsu province of China. At the age of fifteen, Zao was accepted to the prestigious Hangzhou National College of Art, now known as the China Academy of Art, where he would spend the following six years learning both Chinese and Western painting techniques. This was a formative time for the artist, who together with his academy peers Wu Guanzhong and Zhu Dequn (Chu Teh-Chun) have been informally called the "Three Musketeers of Chinese Modernism." In 1941, the artist had his first solo exhibition in Chongqing, which drew inspiration from the works of the European Modernists he found on foreign postcards or in magazines. In 1946, the Cultural Attaché of the French Embassy in China, Vadime Elisseeff, organized for Zao's work to be included in a display of contemporary Chinese painters at the Cernuschi Museum in Paris. In 1948, not long before the Communist takeover of China, Zao permanently relocated to France and was eventually granted citizenship in 1964. Once in Paris, Zao settled in Montparnasse near the home of Alberto Giacometti, and developed a diverse network of friends, including fellow artists Pierre Soulages, Joan Mitchell and Sam Francis, among others.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Zao Wou-Ki with the following criteria: canvas paintings executed 1970 to 1979 that measure 19 inches by 30 inches in height and 24 inches by 35 inches in width. "9.9.70" (1970) was excluded from the comparative set due to its atypical composition, as were multipanel works. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 10% inclusive applied to: "Composition" (1974), which sold on June 27, 2004, "Strukturen" (1971), which sold on December 13, 2003, "Sans Titre" (1974), which sold on November 23, 2000, and "Sans Titre" (1975), which sold on May 20, 1999. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 15.4% CAGR implied from selected sales occurring from May 4, 1988 to August 20, 2022.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Zao Wou-Ki have a record price compound annual growth rate ("CAGR") of 31.7% from February 23, 1985 to September 30, 2022. This calculation is based on (i) a record price of $1,800 on February 23, 1985, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $57,491,550, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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